Exhibit 1.01

Injection Molding Sheet Metal Fabrication CNC Machining 3D Printing

PROTO LABS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2020 to December 31, 2020

This Conflict Minerals Report (the “Report”) of Proto Labs, Inc. (the “Company,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020. The scope of this Report includes all of the Company’s product lines, except those of 3D Hubs, Inc. ("Hubs"), which was acquired by the Company in January 2021. In accordance with the Conflict Minerals Rule, the Company is working with the suppliers of Hubs’ products so that it can report on those products on the Form SD for the calendar year ending December 31, 2022, to be filed in 2023, which is the end of the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, the Company manufactures certain products for which the Conflict Minerals are necessary to the functionality or production of those products.

Proto Labs, Inc. Overview

Proto Labs, Inc. is an e-commerce driven digital manufacturer of custom prototypes and on-demand production parts. We utilize injection molding, computer numerical control (CNC) machining, 3D printing and sheet metal fabrication processes to manufacture custom parts for product developers and engineers. We offer several plastic and metal material options to our customers who select the proper material(s) for production of their parts. A very limited number of the metal materials we offer for production of parts have been identified as containing Conflict Minerals (the “Covered Products”).

We have established management systems to support the execution of our Conflict Minerals program and ensure it operates effectively and is sustainable into the future. We have adopted a policy affirming our commitment to conducting business fairly and ethically with respect for human rights and in compliance with applicable laws and regulations, including the Rule, which is available on our website. Our policy also affirms our support for the responsible sourcing of Conflict Minerals through our global supply chain, and states that we are actively and diligently working with our global supply chain partners to determine the origin of any Conflict Minerals they may supply to us, and that we will continue to work with them towards the goal of providing greater supply chain transparency and responsible sourcing. In addition to establishing a policy on Conflict Minerals, we have assembled a cross-functional team to implement and oversee our Conflict Minerals compliance program. We have a process in place to engage our suppliers to educate them about the Rule and request information from them regarding Conflict Minerals, and to collect, analyze and retain any such information received from them.

Reasonable Country of Origin Inquiry

We do not directly source Conflict Minerals. Instead, we purchase raw materials from third party suppliers that are multiple layers removed from the smelters and refiners of the Conflict Minerals that are in the raw materials ultimately supplied to us. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in such materials.

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the products we manufacture. We evaluated the products we manufactured for our customers and determined that certain products manufactured during calendar year 2020 were manufactured with raw materials that contain Conflict Minerals that are necessary to the functionality or production of those products. We used a targeted risk-based approach to ensure that we included suppliers of products that were more likely to contain Conflict Minerals in the raw materials supplied to us, either due to the nature of the raw materials supplied to us or the location of the supplier and its manufacturing facilities. We sent these suppliers a Conflict Minerals Reporting Template (the "CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) and asked them to make similar inquiries of their suppliers and sub-suppliers until the smelters and refiners of any Conflict Minerals in the raw materials supplied to us could be identified and compared to the conflict-free smelter and refiner lists developed and maintained by the RMI.

Due Diligence

Due Diligence Design and Framework

Because we could not determine that the Conflict Minerals in the Covered Products did not originate in a Covered Country or originated from recycled or scrap sources based on the responses to the CMRTs, we exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the five-step framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Due Diligence Measures Performed

The objective of the due diligence performed was to determine the source and chain of custody of the Conflict Minerals contained in the Covered Products and to determine whether any of those Conflict Minerals are associated with armed groups in the Covered Countries. For the Covered Products manufactured during the twelve months ended December 31, 2020, the Company’s Operations, Compliance and Finance Departments were involved in the due diligence process.

As part of our due diligence, we reviewed supplier responses to each CMRT that we sent to our suppliers and compared the information reported on the CMRT to independently verify the information reported to us.

Due Diligence Results

Of the surveyed suppliers that provided responses, each reported to us that the Conflict Minerals in the materials supplied to us for our Covered Products does not come from the Covered Countries. However, given that these suppliers were not able to identify all smelter information or the country of origin of the Conflict Minerals, we are filing this conflict minerals report as we do not believe the information received from our suppliers and our additional due diligence efforts for calendar year 2020 are sufficient to determine the exact country of origin of the Conflict Minerals in our Covered Products. Further, we did not receive responses from all suppliers for calendar year 2020. We are continuing to work with our suppliers to monitor risks in our supply chain to ensure compliance with the Company Policy.

Future Steps to Mitigate Risk

The Company expects to take the following steps, among others, to continue to improve its due diligence measures and to further mitigate the risk that any Conflict Minerals necessary to the functionality of any of the Company’s products finance or benefit armed groups in the Covered Countries: continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; encouraging suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and engaging in industry initiatives encouraging “conflict-free” supply chains.